Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

June 26, 2017

Justin Dobbie U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Atlantic Acquisition Corp. (formerly known as Stars Acquisition Corp.)

Registration Statement on Form S-1

Filed October 28, 2016
File No. 333-214287

Dear Mr. Dobbie:

On behalf of our client, Atlantic Acquisition Corp. (formerly known as Stars Acquisition Corp.) (the “Company”), we hereby provide a response to the comments issued in a letter dated October 6, 2016 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Justin Dobbie June 26, 2017 Page 2

Description of Securities, page 82

Rights, page 83

1.	Please reconcile your disclosure in the second sentence that each private right will receive $0.20 per right upon consummation of an initial business combination with your disclosure throughout that private rights will not receive $0.20 per right.

Response: The terms of the rights have been revised throughout the prospectus to eliminate the payment of $0.20 per public right, and, therefore, the disclosure referenced by the Staff has been deleted.

2.	We note your response to our prior comment 4. You do not presently contemplate requiring rights holders to affirmatively elect to receive shares of the surviving entity in the event that you are not the surviving entity in an initial business combination. This structure as proposed appears to require unit purchasers in this offering to make an investment decision whether to receive shares of the surviving entity without information about the securities or the issuer and prior to the effectiveness of the subsequent registration statement. Please tell us how this structure as proposed is consistent with Section 5 in the absence of a requirement that rights holders affirmatively elect to receive shares of the surviving entity at the time of the initial business combination.

Response: The Company has revised the disclosure on page 83 of the Amended S-1 to add the following:

In the event we will not be the surviving company upon completion of our initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share underlying each right (without paying any additional consideration) upon consummation of the business combination.

Financial Statements

Note 5 – Commitments, page F-12

Engagement of B. Riley & Co. LLC, page F-13

3.	Please expand to disclose whether the transfer of 20,000 insider shares will be accounted for by you as an operating expense and a credit to additional paid-in capital in connection with certain advisory services to be provided by B. Riley & Co. LLC, a related party transaction. Please disclose whether you will assign the value of the services at the IPO Unit offering price of $10.00 per unit.

Response: The Company has revised the disclosure on page F-13 of the Amended S-1 in accordance with the Staff’s comments.

Justin Dobbie June 26, 2017 Page 3

Note 6 – Stockholders’ Equity, page F-13

4.	We have reviewed your response to our prior comment 5; however, it appears the disclosure would be material to investors given the accounting impact resulting from the escrow share arrangement. In this regard, please confirm you would provide the disclosure related to your accounting as we previously requested.

Response: The Company has revised the disclosure on page F-13 of the Amended S-1 in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner